

Mail Stop 3720

November 19, 2009

Mr. Richard K. Howe
Chief Executive Officer
Inuvo, Inc.
15550 Lightwave Drive, Third Floor
Clearwater, FL 33760

      **RE:    Inuvo, Inc.**
             **Form 10-K for the year ended December 31, 2008**
             **Filed March 31, 2009**
             **File No. 001-32442**

Dear Mr. Howe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 9A.  Controls and Procedures, page 29

    1.    We note your disclosure that you are not required to include an attestation report from your registered public accounting firm regarding internal control over financial reporting as you are now a smaller reporting company. We also note that you have included an attestation report relating to a prior fiscal year under Item 15 when you were an accelerated filer. In future filings, do not include the attestation report from prior years in your Form 10-K.

Report of Independent Registered Public Accounting Firm, page 33

2.      Please amend your filing to include the audit report of your previous auditors, Blackman Kallick, LLP, for the year ended December 31, 2007.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation of Directors, page 10

3.      In future filings, disclose all assumptions made in the valuation of awards in the options awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis.  See the Instruction to Regulation S-K Item 402(r), which refers to Instruction 1 to Item 402(n)(2)(v) and (vi).

Executive Officers, page 13

4.      In future filings, briefly summarize the definitions of "cause" and "good reason" in your disclosure regarding employment agreements with your executive officers.

Summary Compensation Table, page 21

5.      In future filings, disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis.  See the Instruction to Regulation S-K Item 402(n)(2)(v) and (vi).

Outstanding Equity Awards at Year End, page 22

6.      In future filings, please disclose the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal year-end by footnote to the applicable column where the outstanding award is reported.  See Instruction 2 to Item 402(p)(2) of Regulation S-K.

*     *     *     *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director